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                                  EXHIBIT 20

                       [CIGNA NEWS RELEASE LETTERHEAD]

For Release:

Contact:         IMMEDIATE

                 ROBERT W. SULLIVAN, FINANCIAL RELATIONS - (215) 761-6130 MICHAEL J. MONROE, MEDIA RELATIONS - (215) 761-6133




                     CIGNA'S SECOND QUARTER 1995 RESULTS


PHILADELPHIA, AUGUST 1, 1995 -- CIGNA Corporation (NYSE:CI) today reported second quarter 1995 operating income* of $189 million, or $2.60 per share, versus $120 million, or $1.65 per share, reported in the second quarter of 1994. For the first half of 1995, operating income was $335 million, or $4.62 per share, compared with $220 million or $3.04 per share a year ago.

"Overall earnings in the second quarter and first half of 1995 showed strong improvement, largely reflecting continued progress in Property and Casualty. In an effort to further strengthen future operating results, CIGNA is implementing cost reduction actions in the Domestic Property and Casualty operations that could result in a pre-tax charge to earnings in the third quarter by as much as $75 million and reduce annual expenses by a comparable amount," said Wilson H. Taylor, CIGNA's Chief Executive Officer.

* Operating income is defined as net income excluding realized investment gains and losses.
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SEGMENT RESULTS:

EMPLOYEE LIFE AND HEALTH BENEFITS

This segment, which includes CIGNA's HMO and indemnity operations, had operating income of $129 million in the second quarter of 1995. This compares with operating income of $130 million in the second quarter of 1994. For the first six months of 1995, operating income was $233 million, compared with $249 million in 1994.

Second quarter earnings were somewhat below expectations, primarily reflecting a continuation of cost pressures. Efforts to reduce healthcare medical and operating costs are underway.

HMO medical membership grew by 324,000 covered lives or 9% since year end 1994 and by 536,000 covered lives, or 16% since June 30, 1994.


EMPLOYEE RETIREMENT AND SAVINGS BENEFITS

This segment, which operates in the defined contribution and defined benefit pension markets, had operating income of $46 million in the second quarter of 1995. This compares with operating income of $44 million in the second quarter of 1994. For the first six months of 1995, operating income was $95 million, compared with $92 million in 1994.

Assets under management at June 30, 1995 were $36.2 billion, an increase of 9% from $33.4 billion as of June 30, 1994.
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INDIVIDUAL FINANCIAL SERVICES

This segment, which includes individual and corporate-owned life insurance; life, accident and health reinsurance; and annuity businesses, had operating income of $45 million in the second quarter of 1995. This compares with operating income of $37 million in the second quarter of 1994. For the first six months of 1995, operating income was $76 million, compared with $63 million in 1994.


PROPERTY AND CASUALTY

The property and casualty (P&C) segment had an operating loss of $12 million for the second quarter of 1995. This compares with an operating loss of $67 million for the second quarter of 1994. For the first six months of 1995, the operating loss was $31 million, compared with a loss of $161 million in 1994.

Excluding asbestos and environmental (A&E) losses, operating income was $44 million in the second quarter of 1995, compared with an operating loss of $35 million for the same period in 1994. The International division had operating income for the second quarter of 1995 of $26 million, compared with a loss of $1 million in 1994, and the Domestic division reported income of $16 million for the second quarter of 1995, compared with a loss of $27 million in 1994.

The second quarter and six months of 1995 included pre-tax catastrophe losses of $35 million and $51 million, respectively. This compares with losses of $5 million and $135 million for the respective periods of 1994. The second quarter 1995 catastrophe losses included approximately $30 million for Texas hailstorms.
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Excluding A&E losses, the GAAP combined ratio after policyholders dividends was
109 and 111 for the second quarter and six months of 1995, compared with 118 and 122 for the comparable periods of 1994.

The A&E losses in the second quarter of 1995 were $56 million, compared with losses of $32 million in 1994. The second quarter 1995 amount includes a settlement on an asbestos case of about $13 million. For the first six months of 1995, A&E losses were $101 million, compared with $76 million in 1994.

CIGNA continues to review the asbestos and environmental reserve issue. This effort is expected to be completed in the third or fourth quarter and the outcome could be material to CIGNA's overall financial condition.


OTHER

Other Operations, which includes unallocated investment income, expenses and taxes, as well as the results of CIGNA's investment and real estate subsidiaries and settlement annuity business, had an operating loss of $19 million in the second quarter of 1995. This compares with an operating loss of $24 million in the second quarter of 1994. For the first six months of 1995, the operating loss was $38 million, compared with $23 million in 1994. The first six months of 1994 included a $20 million after-tax gain from the sale of a business.


NET INCOME

Consolidated net income for the quarter was $205 million ($2.82 primary earnings per share), compared with $135 million ($1.86 per share) a year ago. For the first half of 1995, consolidated
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net income was $495 million ($6.82 per share), compared with $249 million
($3.44 per share) a year ago.

The 1995 second quarter consolidated net income included after-tax realized investment gains of $16 million ($0.22 per share), compared with gains of $15 million ($0.21 per share) for the same period of 1994. The first half of 1995 consolidated net income included after-tax realized investment gains of $160 million ($2.20 per share) compared with gains of $29 million ($0.40 per share) for the same period of 1994. The significant investment gains in the first half of 1995 reflect the effects of restructuring several portfolios.


REVENUES

Consolidated revenues for the second quarter of 1995 were $4.8 billion, compared with $4.5 billion for the same period in 1994. For the first six months of 1995, consolidated revenues were $9.5 billion versus $9.1 billion in 1994.


ASSETS / SHAREHOLDERS' EQUITY

Assets at June 30, 1995 were approximately $92 billion, compared with approximately $86 billion at year-end 1994. Shareholders' equity was $6.8 billion ($94.16 per share) at June 30, 1995, compared with $5.8 billion ($80.46 per share) at December 31, 1994. The increase in Shareholders' equity includes an increase of approximately $680 million in the unrealized appreciation of fixed maturities carried at fair value, due to the downward movement of interest rates.
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CIGNA CORPORATION
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)

                                                                                                      [CIGNA LOGO]
- -------------------------------------------------------------------------------------------------------------------
                                                         THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                               JUNE 30,                           JUNE 30,
                                                         1995            1994               1995            1994
===================================================================================================================
REVENUES
    Premiums and fees                                $   3,514        $  3,444          $    6,932      $    6,810
    Net investment income                                1,085             968               2,112           1,960
    Other revenues                                         130             103                 257             255
    Realized investment gains                               24              23                 206              44
- -------------------------------------------------------------------------------------------------------------------
         Total                                       $   4,753        $  4,538          $    9,507      $    9,069
===================================================================================================================

OPERATING INCOME (LOSS) BY SEGMENT*
    Employee Life and Health Benefits:
        Indemnity                                    $      79        $     80          $      126      $      140
        HMOs                                                50              50                 107             109
                                                      ---------        --------          ----------      ----------
                                                           129             130                 233             249
    Employee Retirement and Savings Benefits                46              44                  95              92
    Individual Financial Services                           45              37                  76              63
    Property and Casualty:
       Operations                                           44             (35)                 70             (85)
       Asbestos and Environmental Losses                   (56)            (32)               (101)            (76)
                                                      ---------        --------          ----------      ----------
       Total Property and Casualty                         (12)            (67)                (31)           (161)
    Other Operations                                       (19)            (24)                (38)            (23)
- -------------------------------------------------------------------------------------------------------------------
        Total                                        $     189        $    120          $      335      $      220
===================================================================================================================

NET INCOME (LOSS) BY SEGMENT
    Employee Life and Health Benefits                $     148        $    136          $      333      $      261
    Employee Retirement and Savings Benefits                46              49                  97              95
    Individual Financial Services                           42              41                  75              69
    Property and Casualty:
       Operations                                           46             (35)                117             (71)
       Asbestos and Environmental Losses                   (56)            (32)               (101)            (76)
                                                      ---------        --------          ----------      ----------
       Total Property and Casualty                         (10)            (67)                 16            (147)
    Other Operations                                       (21)            (24)                (26)            (29)
- -------------------------------------------------------------------------------------------------------------------
        Total                                        $     205        $    135          $      495      $      249
===================================================================================================================

SHAREHOLDERS' EQUITY at June 30                                                         $    6,829      $    5,850
===================================================================================================================

WEIGHTED AVERAGE SHARES
    OUTSTANDING  (thousands)                            72,616          72,398              72,529          72,299
===================================================================================================================

PRIMARY EARNINGS PER SHARE:
    Operating income*                                $    2.60        $   1.65          $     4.62      $     3.04
    After-tax realized investment gains                   0.22            0.21                2.20            0.40
- -------------------------------------------------------------------------------------------------------------------

    Net income                                       $    2.82        $   1.86          $     6.82      $     3.44
===================================================================================================================

SHAREHOLDERS' EQUITY PER SHARE AT JUNE 30                                               $    94.16      $    80.98
===================================================================================================================

PROPERTY AND CASUALTY
   STATISTICS  (GAAP)
   Net written premiums                              $     933        $    966          $    1,778      $    1,964
   Earned premiums                                   $     980        $  1,059          $    1,881      $    2,060
   Underwriting ratios:
       Loss and loss adjustment expense                  79.1%           85.1%               78.0%           89.3%
       Underwriting expense                              37.3%           37.1%               39.7%           37.5%
- -------------------------------------------------------------------------------------------------------------------
       Combined ratio                                   116.4%          122.2%              117.7%          126.8%
===================================================================================================================
       Combined after policyholders' dividends          118.2%          123.1%              119.1%          127.8%
===================================================================================================================

   Pre-tax catastrophe losses                        $      35        $      5          $       51      $      135
===================================================================================================================

 * Operating income is defined as net income excluding after-tax realized investment results.